Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

U.S.A

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

U.S.A.

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

U.S.A.

As representatives of the prospective underwriters

VIA EDGAR

January 15, 2020

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:                                   Ms. Sonia Barros, Esq.

Mr. Ronald E. Alper, Esq.

Ms. Folake Ayoola, Esq.

Mr. Wilson Lee

Mr. Eric McPhee

Re:                             Phoenix Tree Holdings Limited (the “Company”) (CIK No. 0001785154)

Registration Statement on Form F-1, as amended (Registration No. 333-234354)

Registration Statement on Form 8-A (Registration No. 001-39178)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Daylight Time on January 16, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between January 8, 2020 and the date hereof, approximately 1970 copies of the preliminary prospectus of the Company dated January 8, 2020 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Katherine Fang
Name:	Katherine Fang
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Wang
Name:	Lucy Wang
Title:	Executive Director

[Underwriters Acceleration Request]